
08001181

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Essilor International

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

FILE NO. 82- 04944 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 3/11/08



RECEIVED
2008 MAR 11 A 7:25

# NEWS RELEASE

12-31-07
AR/S

## 2007 RESULTS

## Another Year of Solid Performance

*Charenton-le-Pont, France – (March 6, 2008, 6:30 am)* – The Board of Directors of Essilor International, the world leader in ophthalmic optical products, today announced its audited financial results for the year ended December 31, 2007.

| *€ millions* | **2007** | 2006[2] | Change |
|---|---|---|---|
| Revenue | **2,908.1** | 2,690.0 | + 8.1% |
| Contribution from operations[1] | **527.4** | 482.6 | + 9.3% |
| *As a % of revenue* | **18.1%** | 17.9% | --- |
| Operating profit | **504.6** | 460.5 | + 9.6% |
| Profit attributable to equity holders | **366.7** | 328.7 | + 11.6% |
| *As a % of revenue* | **12.6%** | 12.2% | --- |
| Earnings per share (in €) | **1.78** | 1.61[3] | + 10.8% |

*(1) Operating profit before share-based payments, restructuring costs and other non-recurring items, and goodwill impairment.*

*(2) 2006 figures have been adjusted for the option of recognizing actuarial gains and losses on pensions and other post-retirement benefits directly in equity. This had the effect of reducing expenses from operations by €0.6 million.*

*(3) Adjusted to reflect the 2-for-1 stock split on 16 July 2007.*

In an expanding market, Essilor continued to gain share in corrective lenses in 2007, thanks to its operating efficiency and its strategy of innovation and international expansion. The year's highlights included:

- Strong growth in every region of the world.
- An improvement in the product mix led by firm growth in progressive lenses (Varilux Physio®, Definity®, Anateo®/Accolade®), medium and high-index lenses, Transitions® variable-tint lenses and anti-reflective coatings.
- Ongoing external growth, with the acquisition during the year of 16 new companies.



- Further profitability gains, with contribution from operations rising to 18.1% of revenue and profit attributable to equity holders reaching 12.6%.

The Board of Directors will ask shareholders to approve a dividend of **€0.62** per share, an increase of 13% over 2006. The dividend will be paid from May 28, 2008.

The Annual Shareholders' Meeting will be held on **Wednesday, May 14, 2008 at 10:30 a.m.** at Palais de la Bourse, Place de la Bourse, 75002 Paris, France.

---------------------

**A meeting with financial analysts will be held today, March 6, at 10:30 a.m. CET** and webcast live at the following address: http://hosting.3sens.com/Essilor/20080306-4B16578C/en/

---------------------

**Next financial announcement:**

First-quarter report: April 23, 2008

-----------------------

*Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 270 lens finishing laboratories and local distribution networks.*

*The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. Codes and symbols: (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF:FP).*

------------------------

**Investor Relations and Financial Communications**

**Véronique Gillet – Sébastien Leroy**

**Phone: +33 (0)1 49 77 42 16**

**www.essilor.com**

# ANALYSIS OF THE YEAR'S RESULTS

## CONSOLIDATED REVENUE

| **Revenue growth in 2007** | Reported | Like-for-like | Effect of changes in scope of consolidation | Currency effect |
|---|---|---|---|---|
| In millions of euros | 218.1 | 214.5 | 106.5 | (103,0) |
| In % | + 8.1% | + 8.0% | + 4.0% | -3.8% |

Consolidated revenue increased 8.1% to 2,908.1 million in 2007.

- On a like-for-like basis, revenue grew 8.0%, on a par with the previous year and significantly outstripping the trend rate of 5 to 6%. Higher unit sales accounted for 5% of the increase, with an improved price-mix adding the other 3%.
- Consolidation of companies acquired in 2006 and 2007 contributed 4% of reported growth.
- The currency effect shifted to a sharply negative 3.8%, primarily due to the decline in the US dollar and, to a lesser extent, the Canadian dollar, the Japanese yen and the British pound against the euro.

### SALES PERFORMANCE IN THE MAIN GEOGRAPHIC MARKETS

| **Revenue** *(in € millions)* | **2007** | 2006 | % change (reported) | % change (like-for-like) |
|---|---|---|---|---|
| Europe | **1,317.5** | 1,207.8 | + 9.1% | + 6.2% |
| North America | **1,214.2** | 1,156.7 | + 5.0% | + 8.1% |
| Asia-Pacific | **266.9** | 233.0 | + 14.5% | + 13.4% |
| Latin America | **109.5** | 92.4 | + 18.6% | + 15.6% |

## CONSOLIDATED INCOME STATEMENT

### Gross Margin

Gross margin (corresponding to revenue less cost of goods sold, divided by revenue) narrowed by 0.6 points to 57.6% during the year, primarily as a result of the temporary dilutive impact of acquisitions. Excluding acquisitions, gross margin improved by 0.1 point during the year.

### Operating Expenses

Operating expenses amounted to €1,146.7 million in 2007. As a percentage of revenue, they declined by 0.9 points during the year, to 39.4%, reflecting:

- Stable selling and distribution costs (€642.6 million) and further savings on overheads, at a time of sustained research and development spending (€137.7 million after deduction of a €3.7 million research tax credit).
- The positive impact of acquisitions whose operating expenses are lower than the rest of the Company's as a percentage of revenue, thereby making it possible to pool a portion of corporate expenses.

**Contribution from operations[1] in euros and as a percentage of revenue**

| Change in contribution from operations[1] in 2007 | Reported | Like-for-like | Effect of changes in scope of consolidation | Currency effect |
|---|---|---|---|---|
| In millions of euros | 44.8 | 57.6 | 7.2 | (20.0) |
| In % | +9.3% | +11.9% | + 1.5% | - 4.1% |

*(1) Operating profit before share-based payments, restructuring costs and other non-recurring items, and goodwill impairment.*

In all, contribution from operations increased 9.3% to €527.4 million in 2007, while the contribution margin was 0.2 points higher at 18.1% of revenue.

**Other Income and Expenses from Operations**

Other income and expenses from operations represented a net expense of €22.8 million in 2007, virtually unchanged from the previous year and amounting to 0.8% of revenue. These expense items comprised:

- Compensation costs on share-based payments (€20.2 million), reflecting stock option and performance share costs (€16.2 million) and costs related to the share price discounts and matching contributions to the Employee Stock Ownership Plan (€4 million).
- Goodwill impairment losses (€2.3 million).
- Restructuring costs on the conversion of part of the Mexican plant into a laboratory to serve the US market (€1.2 million).

They were partially offset by a €1.6 million capital gain on property disposals, in particular following the closure of a glass lens plant in Ireland.

**Operating Profit**

In 2007, operating profit (corresponding to contribution from operations plus or minus other income and expenses from operations and gains and losses on asset disposals) rose 9.6% during the year to €504.6 million (17.3% of revenue) from €460.5 million (17.1%) in 2006.

| Change in operating profit in 2007 | Reported | Like-for-like | Effect of changes in scope of consolidation | Currency effect |
|---|---|---|---|---|
| In millions of euros | 44.1 | 56.0 | 7.7 | (19.6) |
| In % | +9.6% | +12.2% | +1.7% | -4.3% |

### Finance Costs and Other Financial Income and Expenses

Finance costs and other financial income and expenses represented a net expense of €6.5 million, versus €19.9 million in 2006. The improvement was led by a reduction in net finance costs due to a higher average cash position and a decline in interest rates in the United States.

### Income Tax Expense

Income tax expense of €155.9 million represented an effective tax rate of 31.3%, virtually unchanged from the previous year. Growth in earnings in Europe and Asia, where corporate taxes are lower than the Group average, helped to offset the impact of increased earnings in the United States, where the tax rate is higher, and an increase in dividend withholding taxes in the United States and Canada.

### Share of Profits of Associates

The share of profits of associates Sperian (formerly Bacou-Dalloz, 15%-owned), Transitions (49%-owned) and VisionWeb (44%-owned) remained stable, at €28.7 million. Despite an excellent year, the share of profits from Transitions declined, primarily because of the unfavorable currency effect and the recognition of major provisions as part of the introduction of the Generation VI variable-tint lenses in 2008.

### Profit Attributable to Equity Holders of the Parent and Earnings Per Share

Consolidated net profit totaled €370.9 million for the year, an increase of 11.9%. Profit attributable to equity holders of the parent was 11.6% higher, at €366.7 million, and widened to 12.6% of revenue from 12.2% in 2006. Earnings per share grew 10.8% to €1.78.

## BALANCE SHEET

### Inventories and Working Capital Requirement

Inventories amounted to €394 million at December 31, 2007, up 6.2% from a year-earlier as reported and 5.4% like-for-like. This was much slower than growth in revenue.

### Investments

| *(in € millions)* | **2007** | 2006 |
|---|---|---|
| Capital expenditure net of the proceeds from asset sales | **224.4** | 191.9 |
| Depreciation and amortization | **137.4** | 133.1 |
| Gross financial investments | **217.9** | 81.3 |
| Cash flow[1] | **486.1** | 449.4 |

*(1) Cash provided by operations less change in working capital requirement and provisions.*



Capital expenditure net of disposals totaled €224.4 million or 7.7% of consolidated revenue for the year. Around 75% of the outlays were committed to the distribution operations and prescription laboratories, with series production accounting for the rest.

Financial investments net of disposals amounted to €216.8 million. Acquisitions accounted for €151.3 million of the total, while convertible bond redemptions and the allocation of shares upon exercise of stock options represented €65.6 million. Another €4.5 million was allocated to loans to non-consolidated companies.

**Cash Flow Statement**

| *(in € millions)* | | | |
|---|---|---|---|
| Net cash from operations | **521.4** | Capital expenditure net of the proceeds from asset sales[1] | **224.4** |
| Proceeds from employee share issue | **40.2** | Change in WCR and provisions | **35.3** |
| Currency effect, changes in the scope of consolidation and conversions of OCEANE convertible bonds | **77.8** | Dividends | **113.3** |
| | | Financial investments net of the proceeds from disposals[1] | **216.8** |
| | | Increase in net cash position | **49.6** |

*(1) ) In all, the proceeds from disposals of property, plant and equipment and non-current financial assets totaled €6.9 million in 2007.*

The Company's very good operating performance for the year enabled it simultaneously to maintain its capital expenditure capability, significantly increase the size of its financial investments and recommend a further increase in the dividend. In all, Essilor ended the year with a net cash position of €259.6 million.

**Key Ratios**

- Return on equity (ROE)

Return on equity – corresponding to the ratio of net profit to equity – stood at 17% for the year, on a par with previous years.

- Return on assets (ROA)

After increasing sharply in 2006, return on assets – corresponding to the ratio of EBIT to non-current assets and working capital – eased to 26.9% in 2007.



## ACQUISITIONS

Essilor stepped up the pace of its acquisitions-led growth strategy in 2007, acquiring 16 companies around the world and strengthening its positions in distribution and prescription laboratories, especially in the United States. These transactions added €160 million in full-year revenue, at a total cost of €151.3 million.

**North America**

In the **United States**, Essilor subsidiary Essilor of America continued to extend its network of prescription lens laboratories:

- **Beitler McKee Optical** (Pittsburgh, Pennsylvania)
- **Personal Eyes** (Minneapolis, Minnesota)
- **Sutherlin Optical** (Kansas City and Joplin, Missouri), which primarily serves customers in Missouri and Kansas
- **Premier Optics** and **Gold Optical Enterprises** (Belmont and Fayetteville, North Carolina).
- **GK Optical** (Greenwood and Fort Wayne, Indiana).
- Lastly, Essilor acquired the prescription safety eyewear assets of **Dispensers Optical** in Louisville, Kentucky.

To expand its services business for independent eye care professionals in the United States, particularly on the West Coast, Essilor of America acquired a majority stake in **OOGP**, one of the five largest contact lens distributors in the US. Created in 1985, OOGP has three distribution centers in Oregon, Alabama and Hawaii and will contribute $50 million in full-year revenue.

Essilor of America also acquired a controlling interest in **KBco**, one of the largest polarized lens distributors in the United States. Created in 1987, KBco is based in Centennial, Colorado and has annual sales of $31 million. A recognized specialist in polarized lenses for the US ophthalmic optics industry, KBco markets a broad range of products for retail chains and independent eye care professionals. The acquisition has enhanced Essilor's portfolio of value-added corrective sun lenses and expanded its presence in the fast growing polarized segment.

**Canada**

Essilor subsidiary Essilor Canada acquired a majority stake in **Optique Cristal**, a Quebec-based prescription laboratory.

**Europe**

In France, Essilor expanded its international network of wholesale distributors by acquiring a majority stake in the **Novacel** group, which has €39 million in revenue. Founded in 1994, Novacel distributes a



full range of lenses under its own brands in France and other European countries and operates a prescription laboratory.

The Company's European prescription laboratory network was also strengthened with the acquisition of independent laboratories **Sinclair Optical Services** and **United Optical** in the United Kingdom.

In Norway, the Company acquired **SentralSlip**, a lens edging and mounting laboratory that has become a local BBGR and Nikon lens distributor.

Lastly, a subsidiary was created in Serbia during the year.

**Asia**

Essilor International acquired a majority stake in **Integrated Lens Technology** (ILT), a Singapore-based ophthalmic lens distributor that serves Asia, Europe, the Middle East and Latin America.

In China, Nikon Essilor acquired all outstanding shares of **Nikon Beijing**, its local distributor.

**South America**

Present for more than 20 years in Brazil, Essilor made its first upstream acquisition in the country in 2007, taking an equity interest in **Unilab**, a prescription laboratory in the Northeast. The stake will be gradually increased to 51% by early 2011. Unilab has full-year revenue of around $5 million.

## SUBSEQUENT EVENTS

**Recent Acquisitions**

In January 2008, the Company completed the acquisition of **Interstate Optical Co.**, one of the five largest independent prescription laboratories in the United States. Interstate's two laboratories in Mansfield, Ohio and Indianapolis, Indiana serve eye care professionals in 32 states. It has $26 million in full-year sales.

In February 2008, Essilor announced that it was acquiring **Rainbow Optical Labs Inc.**, a Porto Rican prescription laboratory with $3 million in annual revenue. Separately, Essilor Canada acquired a majority stake in **Westlab Optical Inc.**, a Montreal-based prescription laboratory with C$4 million in annual revenue.

Lastly, the Company is expanding more quickly in Eastern Europe by setting up operations in Bulgaria. Its new subsidiary Essilor Bulgaria Eood has acquired the business assets of **Optymal Ood**, which currently distributes Essilor lenses and instruments in Bulgaria and has nearly €1 million in revenue. The acquisition will enable the Company to actively participate in the fast growing corrective lens market, especially the progressive lens segment.


essilor

In early March, Essilor announced two new acquisitions:

- In the Netherlands, with **O'Max**, a distributor of optometry and lens edging instruments with €3.2 million in revenue.
- In India, with **20/20 Rx Lens**, a Hyderabad-based prescription laboratory and long-time Essilor partner.

## OUTLOOK FOR 2008

Despite a relatively uncertain economic environment, Essilor is confident in its ability to drive further growth in 2008, as it continues to implement its strategy based on innovation and global expansion. In particular, the Company is launching a new Transitions® variable-tint lens and will continue to make targeted acquisitions, particularly of prescription laboratories.



CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2007

| € thousands, except per share data | 2007 | 2006(a) | 2005(a) |
|---|---|---|---|
| Revenue | 2,908,116 | 2,689,958 | 2,424,323 |
| Cost of sales | (1,233,977) | (1,123,078) | (1,034,529) |
| GROSS MARGIN | 1,674,139 | 1,566,880 | 1,389,794 |
| Research and development costs | (137,672) | (127,629) | (113,490) |
| Selling and distribution costs | (642,634) | (604,548) | (538,711) |
| Other operating expenses | (366,417) | (352,137) | (315,943) |
| CONTRIBUTION FROM OPERATIONS | 527,416 | 482,566 | 421,650 |
| Restructuring costs, net | (958) | (2,662) | (3,353) |
| Impairment losses | (2,293) | (2,929) | (11,256) |
| Compensation costs on share-based payments | (20,185) | (16,101) | (12,269) |
| Other income and expenses from operations, net | (948) | (68) | 1,967 |
| Gains and losses on asset disposals, net | 1,557 | (304) | (1,871) |
| OPERATING PROFIT | 504,589 | 460,502 | 394,868 |
| Finance costs | (35,759) | (30,510) | (28,021) |
| Income from cash and marketable securities | 32,934 | 20,090 | 18,993 |
| Other financial income and expenses, net | (3,688) | (9,442) | (9,708) |
| PROFIT BEFORE TAX | 498,076 | 440,640 | 376,132 |
| Income tax expense | (155,949) | (137,534) | (108,742) |
| NET PROFIT OF CONSOLIDATES COMPANIES | 342,127 | 303,106 | 267,390 |
| Share of profits of associates | 28,743 | 28,499 | 22,457 |
| **NET PROFIT** | **370,870** | **331,605** | **289,847** |
| **Attributable to equity holders of Essilor International** | **366,740** | **328,733** | **287,917** |
| Attributable to minority interests | 4,130 | 2,872 | 1,930 |
| Basic earnings per common share (€) | 1.78 | 1.61 | 1.41 |
| Weighted average number of common shares (thousands) | 205,727 | 204,247 | 203,767 |
| Diluted earnings per common share (€) | 1.74 | 1.55 | 1.37 |
| Diluted weighted average number of common shares (thousands) | 214,647 | 216,339 | 216,909 |

(a) 2006 and 2005 figures have been adjusted for the option of recognizing actuarial gains and losses on pensions and other post-retirement benefits directly in equity.

# CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2007

## ASSETS

| € thousands | December 31, 2007 | December 31, 2006 (a) | December 31, 2005 (a) |
|---|---|---|---|
| Goodwill | 591,147 | 474,771 | 451,037 |
| Other intangible assets | 121,636 | 118,166 | 124,195 |
| Property, plant and equipment | 740,601 | 671,257 | 637,342 |
| **PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS, NET** | **1,453,384** | **1,264,194** | **1,212,574** |
| Investments in associates | 157,496 | 155,596 | 133,313 |
| Other long-term financial investments | 39,174 | 34,657 | 41,408 |
| Deferred tax assets | 37,645 | 41,577 | 42,587 |
| Non current receivables | 14,314 | 9,338 | 9,189 |
| Autres actifs non courants | 1,024 | 840 | 0 |
| **OTHER NON-CURRENT ASSETS, NET** | **249,653** | **242,008** | **226,497** |
| **TOTAL NON-CURRENT ASSETS, NET** | **1,703,037** | **1,506,202** | **1,439,071** |
| Inventories | 393,597 | 371,133 | 364,559 |
| Prepayments to suppliers | 9,849 | 7,698 | 9,614 |
| Current trade receivables | 605,356 | 551,013 | 515,460 |
| Current income tax assets | 12,072 | 7,929 | 16,054 |
| Other receivables | 10,423 | 6,558 | 7,851 |
| Derivative financial instruments | 32,777 | 3,174 | 2,650 |
| Prepaid expenses | 19,307 | 16,174 | 14,139 |
| Short-term investments | 31,179 | 75,147 | 0 |
| Cash and cash equivalents | 696,002 | 584,889 | 658,713 |
| **CURRENT ASSETS, NET** | **1,810,562** | **1,623,715** | **1,589,039** |
| Non-current assets held for sale | 0 | 0 | 4,015 |
| **TOTAL ASSETS** | **3,513,599** | **3,129,917** | **3,032,125** |

(a) 2006 and 2005 figures have been adjusted for the option of recognizing actuarial gains and losses on pensions and other post-retirement benefits directly in equity.

## EQUITY AND LIABILITIES

| € thousands | December 31, 2007 | December 31, 2006 (a) | December 31, 2005 (a) |
|---|---|---|---|
| Share capital | 38,030 | 36,347 | 36,122 |
| Additional paid-in capital | 329,880 | 236,858 | 203,771 |
| Retained earnings | 1,565,991 | 1,332,544 | 1,133,089 |
| Treasury stock | (101,910) | (71,502) | (81,979) |
| Convertible bond (OCEANE) call option | 23,408 | 35,489 | 40,752 |
| Revalution and hedging reserves | (4,717) | (13,357) | (13,512) |
| Translation reserve | (61,247) | (4,399) | 63,266 |
| Net profit attributable to equity holders of Essilor International | 366,740 | 328,733 | 287,917 |
| **EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF ESSILOR INTERNATIONAL** | **2,156,175** | **1,880,713** | **1,669,426** |
| Minority interests | 12,090 | 11,032 | 7,000 |
| **TOTAL EQUITY** | **2,168,265** | **1,891,745** | **1,676,426** |
| Provisions for pensions and other post-employment benefits | 106,890 | 116,245 | 108,263 |
| Long-term borrowings | 435,583 | 262,997 | 448,848 |
| Deferred tax liabilities | 2,042 | 1,267 | 2,163 |
| Long-term payables | 1,750 | 198 | 631 |
| **NON-CURRENT LIABILITIES** | **546,265** | **380,707** | **559,905** |
| Provisions | 24,552 | 23,350 | 26,321 |
| Short-term borrowings | 31,990 | 187,011 | 156,222 |
| Customer prepayments | 4,363 | 3,183 | 6,943 |
| Short-term payables | 598,434 | 554,693 | 522,505 |
| Current income tax liability | 31,349 | 29,086 | 26,665 |
| Other liabilities | 94,243 | 50,591 | 38,897 |
| Derivative financial instruments | 5,457 | 2,221 | 9,267 |
| Deferred income | 8,681 | 7,330 | 8,974 |
| **CURRENT LIABILITIES** | **799,069** | **857,465** | **795,794** |
| **TOTAL EQUITY AND LIABILITES** | **3,513,599** | **3,129,917** | **3,032,125** |

(a) 2006 and 2005 figures have been adjusted for the option of recognizing actuarial gains and losses on pensions and other post-retirement benefits directly in equity.

## CONSOLIDATED CASH FLOW STATEMENT

| € thousands | 2007 | 2006 (a) | 2005 (a) |
|---|---|---|---|
| **NET PROFIT** | **370,870** | **331,605** | **289,847** |
| Share of profits of associates, net of dividends received | 14,667 | (6,416) | 4,567 |
| Depreciation, amortization and other non-cash items | 139,306 | 132,509 | 123,424 |
| **Profit before non-cash items and share of profits of associates, net of dividends received** | **524,843** | **457,698** | **417,838** |
| Provision charges (reversals) | 5,127 | 4,328 | (2,249) |
| (Gains) and losses on asset disposals, net | (1,557) | 312 | 1,871 |
| **Cash flow after income tax expense and finance costs, net** | **528 413** | **462,338** | **417,460** |
| Finance costs, net | 3,008 | 10,134 | 9,028 |
| Income tax expense (current and deferred taxes) | 155,949 | 137,534 | 108,472 |
| **Cash flow before income tax expense and finance costs, net** | **687,370** | **610,006** | **535,230** |
| Income taxes paid | (157,034) | (127,553) | (132,067) |
| Interest (paid) and received, net | 6,364 | (4,543) | (1,272) |
| Change in working capital | (44,796) | (26,849) | (3,561) |
| **NET CASH FROM OPERATING ACTIVITIES** | **491,904** | **451,061** | **398,330** |
| Purchases of property, plant and equipment | (227,701) | (204,745) | (181,341) |
| Acquisitions of subsidiaries, net of the cash acquired | (136,435) | (44,024) | (106,737) |
| Purchases of available-for-sale financial assets | (2,375) | (2,135) | (10,658) |
| Purchases of other long-term financial investments | (5,488) | (4,829) | (697) |
| Proceeds from the sale of subsidiaries, net of cash sold | 0 | (116) | 0 |
| Proceeds from the sale of other non-current assets | 6,937 | 14,080 | 12,165 |
| **NET CASH USED IN INVESTING ACTIVITIESs** | **(365,062)** | **(241,769)** | **(287,268)** |
| Proceeds from issue of share capital | 40,200 | 33,312 | 31,883 |
| (Purchases) and sales of treasury stock, net | (49,415) | 9,192 | (60,158) |
| Dividends paid to: | | | |
| - Equity holders of Essilor International | (113,043) | (95,840) | (77,300) |
| - Minority shareholders of subsidiaries | (239) | (381) | (173) |
| Repayments of borrowings other than finance lease liabilities | 57,752 | (138,426) | (19,019) |
| Purchases of marketable securities (b) | 43,968 | (75,147) | |
| Repayments of finance lease liabilities | (2,769) | (2,175) | (8,067) |
| Other movements | 1,152 | 2,464 | (1,713) |
| **NET CASH USED IN FINANCING ACTIVITES** | **(22,394)** | **(267,001)** | **(134,547)** |
| **NET(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS** | **104,448** | **(57,709)** | **(23,485)** |
| Cash and cash equivalents at January 1 | 569,873 | 631,100 | 651,573 |
| IAS 39 adjustments to opening cash and cash equivalents | | | 253 |
| Effect of changes in exchange rates | 2,843 | (3,518) | 2,759 |
| **CASH AND CASH EQUIVALENTS AT DECEMBER 31** | **677,164** | **569,873** | **631,100** |
| Cash and cash equivalents | 696,002 | 584,889 | 658,713 |
| Short-term bank loans and overdrafts | (18,838) | (15,016) | (27,613) |

(a) 2006 and 2005 figures have been adjusted for the option of recognizing actuarial gains and losses on pensions and other post-retirement benefits directly in equity.
(b) Money market funds not qualified as cash equivalents under IAS 7.





## COMMUNIQUE

# Essilor s'implante en Bulgarie
# Nouvelles acquisitions au Canada et à Porto Rico

*Charenton-le-Pont (21 février 2008 - 6h30)* - Essilor poursuit sa politique de croissance externe en procédant à trois nouvelles acquisitions.

Le groupe accélère son développement dans les pays de l'Est de l'Europe en s'implantant en Bulgarie. Sa nouvelle filiale Essilor Bulgaria Eood reprend l'activité d'**Optymal Ood**, actuel distributeur des verres et des instruments d'Essilor en Bulgarie, qui réalise près d'un million d'euros de chiffre d'affaires. Cette acquisition permettra au groupe de participer activement au rapide développement du marché des verres correcteurs, notamment progressifs.

De son côté, Essilor Canada, filiale d'Essilor International, prend une participation majoritaire dans **Westlab Optical Inc.**, un laboratoire de prescription situé à Montréal (Québec), réalisant 4 millions de dollars canadiens de chiffre d'affaires. Ce partenariat vise, en particulier, à développer le marché des offres combinées « verres et monture ».

Enfin, après l'acquisition de MGM en 2005, Essilor renforce sa présence à Porto Rico en prenant le contrôle de **Rainbow Optical Labs Inc.**, un laboratoire de prescription réalisant un chiffre d'affaires de 3 millions de dollars américains.

-----------------------

*Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 270 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.*

*L'action Essilor est cotée sur le marché Euronext Paris et fait partie de l'indice CAC 40.*

*Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF:FP*

-----------------------

**Relations Investisseurs et Communication Financière**

**Véronique Gillet – Sébastien Leroy**

**Tél. : 01 49 77 42 16**

**www.essilor.com**



## NEWS RELEASE

# Essilor Enters Bulgarian Market
# New Acquisitions in Canada and Puerto Rico

*(Charenton-le-Pont, France – February 21, 2008 – 6:30 a.m.)* – Essilor is pursuing its external growth strategy with three new acquisitions.

The Company is stepping up its development in Eastern Europe by setting up operations in Bulgaria. Its new subsidiary Essilor Bulgaria Eood has acquired **Optymal Ood**, which currently distributes Essilor lenses and instruments in Bulgaria and has sales of nearly €1 million. The acquisition will enable the Company to enhance its competitive position in the fast growing corrective lens market, especially the progressive lens segment.

Separately, Essilor International's subsidiary Essilor Canada has acquired a majority stake in **Westlab Optical Inc.**, a prescription laboratory located in Montreal, which generates sales of C$4 million. The partnership focuses primarily on developing the Company's portfolio of combined lens/frame packages.

Lastly, following the acquisition of MGM in 2005, Essilor is strengthening its presence in Puerto Rico by acquiring **Rainbow Optical Labs Inc.**, a prescription laboratory with $3 million in revenue.

------------------------

*Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 270 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. Codes and symbols: Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF:FP*

------------------------

**Investor Relations and Financial Communications**
**Véronique Gillet – Sébastien Leroy**
**Phone: +33 1 49 77 42 16**
**www.essilor.com**

ESSILOR

RECEIVED

2008 MAR 11 A 7:25

# COMMUNIQUÉ

## RÉSULTATS 2007

## Une performance solide dans la continuité

*Charenton-le-Pont (6 mars 2008 – 6h30)* – Le Conseil d'administration d'Essilor, numéro un mondial de l'optique ophtalmique, a arrêté les résultats consolidés définitifs de l'exercice 2007.

| *En millions d'euros* | **2007** | 2006[2] | Variation |
|---|---|---|---|
| Chiffre d'affaires | **2 908,1** | 2 690,0 | + 8,1 % |
| Contribution de l'activité[1] | **527,4** | 482,6 | + 9,3 % |
| *En % du chiffre d'affaires* | **18,1 %** | 17,9 % | --- |
| Résultat opérationnel | **504,6** | 460,5 | + 9,6 % |
| Résultat net (part du groupe) | **366,7** | 328,7 | + 11,6 % |
| *En % du chiffre d'affaires* | **12,6 %** | 12,2 % | --- |
| Bénéfice net par action (en euros) | **1,78** | 1,61[3] | + 10,8 % |

*(1)Résultat opérationnel avant paiement en actions, frais de restructuration et autres charges, et avant dépréciation des survaleurs.*

*(2)2006 a été retraité suite à l'adoption de l'option pour la comptabilisation des écarts actuariels des engagements de retraite en capitaux propres conformément à l'amendement à la norme IAS 19 ; les charges opérationnelles sont diminuées de 0,6 M€.*

*(3)Retraité pour tenir compte de la division par 2 de la valeur nominale de l'action le 16 juillet 2007.*

En 2007, dans un contexte de marché bien orienté, Essilor a gagné des parts de marché dans les verres correcteurs grâce à sa stratégie d'innovation et de développement international, et grâce à son efficacité opérationnelle.

Les faits marquants de l'exercice 2007 sont :

- Une forte croissance dans toutes les régions du monde ;
- L'amélioration du mix produit liée au bon développement des verres progressifs (Varilux Physio®, Definity®, Anateo®/Accolade®), des verres à moyens et hauts indices, des verres photochromiques Transitions® et des traitements antireflet ;
- La poursuite du programme d'acquisitions avec l'entrée dans le groupe de 16 nouvelles sociétés ;

- Enfin, une amélioration de la rentabilité du groupe : la contribution de l'activité atteint 18,1 % du chiffre d'affaires et le bénéfice net part du groupe 12,6 %.

Le Conseil d'administration proposera à l'Assemblée générale la distribution d'un dividende net de **0,62 euro** par action (+13 %) au titre de l'exercice 2007. Le dividende sera mis en paiement à partir du 28 mai 2008.

L'Assemblée générale mixte ordinaire et extraordinaire se tiendra le **mercredi 14 mai 2008 à 10h30**, au Palais de la Bourse, Place de la Bourse, 75002 Paris.

---------------------

**Une réunion d'analystes aura lieu ce jour, 6 mars, à 10h30, et sera retransmise en direct par Internet.** La retransmission de cette réunion est accessible par le lien suivant : http://hosting.3sens.com/Essilor/20080306-4B16578C/fr/

---------------------

**Prochain rendez-vous :**

L'information financière du 1er trimestre 2008 sera publiée le 23 avril 2008.

----------------------

*Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 270 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.*

*L'action Essilor est cotée sur le marché Euronext Paris et fait partie de l'indice CAC 40.*

*Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF:FP*

-----------------------

**Relations Investisseurs et Communication Financière**

**Véronique Gillet – Sébastien Leroy**

**Tél. : 01 49 77 42 16**

**www.essilor.com**

# COMMENTAIRE DETAILLÉ DES RÉSULTATS DU GROUPE

## CHIFFRE D'AFFAIRES CONSOLIDÉ

| **Variation du chiffre d'affaires 2007** | Réelle | Base homogène | Périmètre | Effet de change |
|---|---|---|---|---|
| En millions d'euros | 218,1 | 214,5 | 106,5 | - 103,0 |
| En % | + 8,1 % | + 8,0 % | + 4,0 % | - 3,8 % |

En 2007, le chiffre d'affaires consolidé du groupe Essilor s'est établi à 2 908,1 millions d'euros en hausse de 8,1 %.

- En base homogène, la croissance des ventes atteint 8,0 %, un niveau comparable à celui de l'an dernier et très nettement supérieur à la tendance historique de 5 à 6 %. Ce chiffre se décompose en une croissance de 5 % en volume et de 3 % d'effet prix mix.
- L'effet de périmètre (+ 4,0 %) correspond à l'intégration des sociétés acquises en 2006 et 2007.
- L'effet de change (- 3,8 %) est devenu fortement négatif principalement à cause de la baisse du dollar américain et, dans une moindre mesure, de celle du dollar canadien, du yen japonais et de la livre sterling par rapport à l'euro.

### ACTIVITÉ DES DIFFÉRENTS MARCHÉS

| **Chiffre d'affaires** *En millions d'euros* | **2007** | 2006 | Variation réelle | Croissance en base homogène |
|---|---|---|---|---|
| Europe | **1 317,5** | 1 207,8 | + 9,1 % | + 6,2 % |
| Amérique du Nord | **1 214,2** | 1 156,7 | + 5,0 % | + 8,1 % |
| Asie Océanie | **266,9** | 233,0 | + 14,5 % | + 13,4 % |
| Amérique latine | **109,5** | 92,4 | + 18,6 % | + 15,6 % |

## COMPTE DE RÉSULTAT

### Marge brute

En 2007, la marge brute (chiffres d'affaires – coût des produits vendus) s'inscrit en recul de 0,6 point à 57,6 % du chiffre d'affaires principalement en raison de l'effet dilutif temporaire des acquisitions sur cet agrégat. Hors acquisitions, la marge brute progresse de 0,1 point par rapport à 2006.

### Charges d'exploitation

Les charges d'exploitation 2007 s'élèvent à 1 146,7 millions d'euros. En pourcentage du chiffre d'affaires, elles affichent un recul de 0,9 point par rapport à 2006, soit 39,4 %.

Cette baisse résulte :

- d'une part, de la stabilisation des coûts commerciaux et de distribution (642,6 millions d'euros) ainsi que d'économies réalisées sur les coûts de structure, dans un contexte d'effort constant en matière de recherche et développement (137,7 millions d'euros après déduction d'un crédit d'impôt recherche de 3,7 millions).
- d'autre part, d'un impact positif des acquisitions qui ont un taux de charges d'exploitation en pourcentage du chiffre d'affaires inférieur au taux moyen du groupe et qui permettent de mutualiser une partie des charges centrales.

**Contribution de l'activité [1] et marge de contribution**

| **Variation de la contribution de l'activité [1] 2007** | Réelle | Base homogène | Périmètre | Effet de change |
|---|---|---|---|---|
| En millions d'euros | 44,8 | 57,6 | 7,2 | - 20,0 |
| En % | + 9,3 % | + 11,9 % | + 1,5 % | - 4,1 % |

*(1) Résultat opérationnel avant paiement en actions, frais de restructuration et autres charges, et avant dépréciation des survaleurs.*

Au total, la contribution de l'activité atteint 527,4 millions d'euros, en croissance de 9,3 % par rapport à 2006. La marge de contribution affiche un gain de 0,2 point à 18,1 %.

**Autres produits / autres charges opérationnelles**

Le solde du poste Autres produits / autre charges opérationnelles est quasi stable à - 22,8 millions d'euros, soit 0,8 % du chiffre d'affaires.

Il est composé :

- des charges liées aux paiements en actions pour 20,2 millions, qui résultent de l'addition des charges liées aux plans d'options d'achat d'actions et des plans d'actions de performance (16,2 millions) d'une part, et des frais liés aux décotes et abondement accordés dans le cadre du Plan d'Epargne Entreprise (4 millions) d'autre part ;
- des coûts de dépréciation d'actifs immobilisés (*goodwill*) pour un montant de 2,3 millions ;
- d'une charge de restructuration de 1,2 million liée à la reconversion d'une partie de l'usine située au Mexique en un laboratoire destiné à servir le marché américain ;
- et d'une plus-value de cession immobilière de 1,6 million, notamment suite à la cessation d'activité d'une usine de verres minéraux en Irlande.

**Résultat opérationnel**

En 2007, le résultat opérationnel (Contribution de l'activité – Autre produits / autres charges et Résultat des cessions d'actifs) a atteint 504,6 millions d'euros (17,3 % du chiffre d'affaires) contre 460,5 millions (17,1 % du chiffre d'affaires) en 2006, soit une augmentation de 9,6 %.

| Variation du résultat opérationnel 2007 | Réelle | Base homogène | Périmètre | Effet de change |
|---|---|---|---|---|
| En millions d'euros | 44,1 | 56,0 | 7,7 | - 19,6 |
| En % | + 9,6 % | + 12,2 % | + 1,7 % | - 4,3 % |

**Charges et produits financiers**

Le résultat financier ressort à - 6,5 millions d'euros, contre - 19,9 millions en 2006. Cette amélioration est le fruit d'une réduction de la charge financière nette, principalement liée à une position moyenne de trésorerie plus élevée, ainsi qu'à une baisse des taux d'intérêt aux Etats-Unis.

**Impôt sur les bénéfices**

Le taux effectif d'impôt se stabilise à 31,3 % (155,9 millions d'euros). La croissance des résultats aux Etats-Unis, où le taux d'imposition est plus élevé que celui de la moyenne du groupe, ainsi que l'augmentation des retenues à la source sur le versement de dividendes aux Etats-Unis et au Canada, ont été compensées par la progression des résultats en Europe et en Asie où la pression fiscale est moins forte.

**Résultat des sociétés mises en équivalence**

Les sociétés mises en équivalence sont Sperian (ex-Bacou-Dalloz, détenue à 15 %), Transitions (détenue à 49 %) et VisionWeb (détenue à 44 %). La quote-part de leurs résultats est restée stable à 28,7 millions d'euros. En dépit d'un excellent exercice, le résultat de Transitions mis en équivalence s'inscrit en recul. Cette baisse est principalement imputable à un effet de change défavorable et au passage d'importantes provisions dans le cadre du lancement, en 2008, de la génération VI des verres photochromiques.

**Résultat net part du groupe et bénéfice net par action**

Le résultat net consolidé a progressé de 11,9 % à 370,9 millions d'euros. Le résultat net part du groupe s'établit ainsi à 366,7 millions (+ 11,6 %), portant la marge nette à 12,6 % contre 12,2 % en 2006. Le bénéfice net par action ressort en hausse de 10,8 %, soit 1,78 euro par action.

## BILAN

**Stocks et besoin en fonds de roulement**

A fin 2007, les stocks s'élevaient à 394 millions d'euros, soit une hausse de 6,2 % par rapport à 2006. Hors effet de change et de périmètre, la progression est de 5,4 % ; elle est nettement inférieure à celle du chiffre d'affaires.

**Investissements**

| *En millions d'euros* | **2007** | 2006 |
|---|---|---|
| Investissements industriels nets de cessions | **224,4** | 191,9 |
| Amortissements | **137,4** | 133,1 |
| Investissements financiers bruts | **217,9** | 81,3 |
| Autofinancement (1) | **486,1** | 449,4 |

*(1) Ressources d'exploitation diminuées de la variation du besoin en fonds de roulement et des provisions.*

Dans le domaine industriel, les investissements nets de cessions se sont élevés à 224,4 millions d'euros en 2007, soit 7,7 % du chiffre d'affaires consolidé.
L'essentiel des investissements a été consacré à la distribution et à la prescription pour environ 75 %, le solde étant affecté aux investissements dans la production de série.

Dans le domaine financier, les investissements nets de cessions se sont élevés à 216,8 millions d'euros. Ces investissements sont liés pour 151,3 millions d'euros aux acquisitions réalisées par le groupe, et pour 65,6 millions d'euros au solde net des opérations liées aux titres de capital : rachat partiel de l'obligation convertible, d'une part, et affectation d'actions détenues en portefeuille à l'exercice d'options d'achat d'actions, d'autre part.
Enfin, le groupe a consacré 4,5 millions d'euros au financement des sociétés non consolidées.

**Tableau de financement**

| *En millions d'euros* | | | |
|---|---|---|---|
| Ressources d'exploitation | **521,4** | Investissements industriels nets de cessions (1) | **224,4** |
| Augmentation de capital (salariés) | **40,2** | Variation BFR et provisions | **35,3** |
| Change, périmètre et conversion d'OCEANE | **77,8** | Dividendes | **113,3** |
| | | Investissements financiers nets de cessions (1) | **216,8** |
| | | Augmentation de l'excédent net | **49,6** |

*(1) Les cessions d'immobilisations corporelles et financières ont représenté 6,9 millions d'euros en 2007.*

Les très bonnes performances opérationnelles ont permis simultanément de maintenir la capacité d'investissement industriel du groupe, d'augmenter significativement la taille des investissements financiers et de proposer une nouvelle augmentation du dividende versé aux actionnaires.
Au total, l'excédent net de trésorerie a atteint 259,6 millions d'euros à la fin de l'exercice 2007.

**Ratios**

- Résultat net / capitaux propres (ROE)

Le ratio résultat net sur capitaux propres atteint 17 % en 2007, soit un niveau comparable aux années précédentes.

- Résultat avant impôts et frais financiers / actif immobilisé et BFR (ROA)

Après une pointe en 2006, le ratio résultat avant impôts et frais financiers sur actif net ressort à 26,9 %.

## ACQUISITIONS

La stratégie de croissance externe d'Essilor s'est poursuivie à un rythme accéléré en 2007. Les 16 acquisitions réalisées dans le monde ont permis au groupe de renforcer ses positions dans la distribution et les laboratoires de prescription, notamment aux Etats-Unis. Ces opérations représentent un chiffre d'affaires additionnel de 160 millions d'euros en année pleine et un montant d'acquisition de 151,3 millions.

**Amérique du Nord**

Aux **Etats-Unis**, Essilor of America, filiale d'Essilor, a continué à étendre son réseau de laboratoires de prescription :

- **Beitler McKee Optical** (Pittsburgh, Pennsylvanie) ;
- **Personal Eyes** (Minneapolis, Minnesota) ;
- **Sutherlin Optical** (Kansas City et Joplin, Missouri), dont les principaux clients se situent dans le Missouri et dans le Kansas ;
- **Premier Optics** et **Gold Optical Enterprises** (Belmont et Fayetteville, Caroline du Nord) ;
- **GK Optical** (Greenwood et Fort Wayne, Indiana) ;
- Enfin, Essilor a acquis les actifs de l'activité de prescription lunettes de sécurité de **Dispensers Optical** (Louisville dans le Kentucky).

Afin d'accroître son pôle de service aux opticiens/optométristes indépendants aux Etats-Unis, notamment sur la côte Ouest, Essilor of America a pris une participation majoritaire dans **OOGP**, l'un des cinq plus grands distributeurs de lentilles de contact sur le marché américain. Créé en 1985, OOGP détient trois centres de distribution situés en Oregon, en Alabama et à Hawaï. Il apporte au groupe Essilor un chiffre d'affaires complémentaire de 50 millions de dollars en année pleine.

Essilor of America a également pris le contrôle de la société **KBco,** un des distributeurs majeurs de verres polarisés sur le marché américain. Créé en 1987, KBco est situé à Centennial (Colorado) et réalise un chiffre d'affaires de 31 millions de dollars. KBco est reconnu comme le spécialiste du verre polarisé dans l'industrie du verre ophtalmique aux Etats-Unis et possède une large offre de produits pour les opticiens/optométristes indépendants et les chaînes d'optique. Cette acquisition enrichit le portefeuille d'Essilor dans les verres solaires correcteurs à valeur ajoutée et renforce la présence du groupe sur ce segment en forte croissance.

Au **Canada,** Essilor Canada, filiale d'Essilor, a pris une participation majoritaire dans **Optique Cristal**, un laboratoire de prescription situé au Québec.

**Europe**

En France, Essilor a étendu son réseau international de grossistes distributeurs avec une prise de participation majoritaire dans le groupe **Novacel** qui réalise 39 millions d'euros de chiffre d'affaires. Fondé en 1994, Novacel distribue en Europe et en France une gamme complète de verres sous ses marques propres, et est doté d'un laboratoire de prescription.

Le réseau européen de laboratoires de prescription du groupe a également été renforcé par l'achat de **Sinclair Optical Services** et **United Optical**, deux laboratoires de prescription indépendants situés au Royaume-Uni.

En Norvège, le groupe a acquis **SentralSlip**, un laboratoire de taillage-montage qui est devenu le distributeur de BBGR et des verres Nikon dans ce pays.

Enfin, en 2007 Essilor a procédé à la création d'une filiale en Serbie.

**Asie**

Essilor International a acquis la majorité du capital d'**Integrated Lens Technology** (ILT), société de distribution de verres ophtalmiques en Asie, en Europe, au Moyen-Orient et en Amérique latine basée à Singapour.

En Chine, Nikon-Essilor a acheté 100 % de **Nikon Beijing**, son distributeur local.

**Amérique du Sud**

Présent depuis plus de 20 ans au Brésil, Essilor a réalisé fin 2007 sa première opération d'intégration aval dans ce pays. Le groupe est rentré dans le capital de **Unilab**, un laboratoire de prescription situé dans le Nord-Est du Brésil, et augmentera progressivement sa participation à 51 % à horizon 2011. Unilab réalise un chiffre d'affaires d'environ 5 millions de dollars en année pleine.

## ÉVÉNEMENTS SURVENUS APRÈS LA CLÔTURE

**Nouvelles acquisitions**

En janvier 2008, le groupe a finalisé l'acquisition d'**Interstate Optical Co.**, un des cinq plus gros laboratoires de prescription indépendants américains. Interstate est un groupe de deux laboratoires de prescription qui se trouvent à Mansfield (Ohio) et Indianapolis (Indiana) et desservent des opticiens/optométristes dans 32 Etats. Ses ventes s'élèvent à 26 millions de dollars en base annuelle.

En février 2008, Essilor a annoncé l'acquisition de **Rainbow Optical Labs Inc.**, un laboratoire de prescription implanté à Porto Rico et réalisant un chiffre d'affaires de 3 millions de dollars américains. De son côté, Essilor Canada, filiale d'Essilor International, a pris une participation majoritaire dans **Westlab Optical Inc.**, un laboratoire de prescription situé à Montréal (Québec) et réalisant 4 millions de dollars canadiens de chiffre d'affaires.

Par ailleurs, Essilor accélère son développement dans les pays de l'Est de l'Europe en s'implantant en Bulgarie. Sa nouvelle filiale Essilor Bulgaria Eood vient de reprendre l'activité d'**Optymal Ood**, actuel distributeur des verres et des instruments d'Essilor en Bulgarie, qui réalise près de 1 million d'euros de chiffre d'affaires. Cette acquisition permettra au groupe de participer activement au rapide développement du marché des verres correcteurs, notamment progressifs.

Début Mars, Essilor a annoncé deux nouvelles acquisitions :

- Aux Pays-Bas avec la société **O'Max** qui réalise 3,2 millions d'euros de chiffre d'affaires et distribue des instruments d'optométrie et de taillage.
- En Inde avec **20/20 Rx Lens**, un laboratoire de prescription situé à Hyderabad et partenaire de longue date d'Essilor.

## PERSPECTIVES 2008

Au cours de l'exercice 2008, malgré un environnement économique relativement incertain, Essilor est confiant dans sa capacité à poursuivre son développement et le déploiement de sa stratégie fondée sur l'innovation et l'internationalisation. En particulier, le groupe lance un nouveau verre photochromique Transitions® et va continuer ses acquisitions ciblées, notamment dans les laboratoires de prescription.



ESSILOR

ETATS FINANCIERS CONSOLIDES

Au 31 décembre 2007

| En milliers d'euros sauf données par action | Année 2007 | Année 2006 (a) | Année 2005 (a) |
|---|---|---|---|
| Chiffre d'affaires | 2 908 116 | 2 689 958 | 2 424 323 |
| Coût des produits vendus | -1 233 977 | - 1 123 078 | - 1 034 529 |
| **MARGE BRUTE** | **1 674 139** | **1 566 880** | **1 389 794** |
| Charges de recherche développement | - 137 672 | - 127 629 | - 113 490 |
| Charges commerciales et de distribution | - 642 634 | - 604 548 | - 538 711 |
| Autres charges d'exploitation | - 366 417 | - 352 137 | - 315 943 |
| **CONTRIBUTION DE L'ACTIVITE** | **527 416** | **482 566** | **421 650** |
| Charges nettes de restructurations | - 958 | - 2 662 | - 3 353 |
| Dotations aux provisions pour dépréciations | - 2 293 | - 2 929 | - 11 256 |
| Charges sur paiements en actions | - 20 185 | - 16 101 | - 12 269 |
| Autres produits (charges) opérationnels | - 948 | - 68 | 1 967 |
| Résultat sur cessions d'actifs | 1 557 | - 304 | - 1 871 |
| **RESULTAT OPERATIONNEL** | **504 589** | **460 502** | **394 868** |
| Coût de l'endettement brut | - 35 759 | - 30 510 | - 28 021 |
| Produits de trésorerie et équivalents | 32 934 | 20 090 | 18 993 |
| Autres produits (charges) financiers | - 3 688 | - 9 442 | - 9 708 |
| **RESULTAT AVANT IMPOTS** | **498 076** | **440 640** | **376 132** |
| Impot sur les résultats | - 155 949 | - 137 534 | - 108 742 |
| **RESULTAT NET SOCIETES INTEGREES** | **342 127** | **303 106** | **267 390** |
| Résultat des sociétés mises en équivalence | 28 743 | 28 499 | 22 457 |
| **RESULTAT NET** | **370 870** | **331 605** | **289 847** |
| **Dont part du groupe** | **366 740** | **328 733** | **287 917** |
| Dont part des minoritaires | 4 130 | 2 872 | 1 930 |
| Résultat net part du groupe par action (euros) | 1 ,78 | 1,61 | 1,41 |
| Nombre moyen d'actions (milliers) | 205 727 | 204 247 | 203 767 |
| Résultat net part du groupe dilué par action (euros) | 1,74 | 1,55 | 1,37 |
| Nombre moyen d'actions dilué (milliers) | 214 647 | 216 339 | 216 909 |

(a) Comptes 2006 et 2005 retraités suite à l'adoption de l'option pour la comptabilisation des écarts actuariels des engagements de retraite en capitaux propres.

## ACTIF

| En milliers d'euros | 31 décembre 2007 | 31 décembre 2006 (a) | 31 décembre 2005 (a) |
|---|---|---|---|
| Ecarts d'acquisition | 591 147 | 474 771 | 451 037 |
| Autres immobilisations incorporelles | 121 636 | 118 166 | 124 195 |
| Immobilisations corporelles | 740 601 | 671 257 | 637 342 |
| **IMMOBILISATIONS NETTES** | **1 453 384** | **1 264 194** | **1 212 574** |
| Titres mis en équivalence | 157 496 | 155 596 | 133 313 |
| Autres immobilisations financières | 39 174 | 34 657 | 41 408 |
| Impôts différés actifs | 37 645 | 41 577 | 42 587 |
| Créances d'exploitation non courantes | 14 314 | 9 338 | 9 189 |
| Autres actifs non courants | 1 024 | 840 | 0 |
| **AUTRES ACTIFS NON COURANTS** | **249 653** | **242 008** | **226 497** |
| **TOTAL ACTIFS NON COURANTS** | **1 703 037** | **1 506 202** | **1 439 071** |
| Stocks et en cours | 393 597 | 371 133 | 364 559 |
| Avances et acomptes aux fournisseurs | 9 849 | 7 698 | 9 614 |
| Créances d'exploitation courantes | 605 356 | 551 013 | 515 460 |
| Créances d'impôt | 12 072 | 7 929 | 16 054 |
| Créances diverses | 10 423 | 6 558 | 7 851 |
| Instruments financiers actif | 32 777 | 3 174 | 2 650 |
| Charges constatées d'avance | 19 307 | 16 174 | 14 139 |
| Autres placements de trésorerie | 31 179 | 75 147 | 0 |
| Trésorerie et équivalents de trésorerie | 696 002 | 584 889 | 658 713 |
| **ACTIFS COURANTS** | **1 810 562** | **1 623 715** | **1 589 039** |
| Actifs non courants destinés à la vente | 0 | 0 | 4 015 |
| **TOTAL DE L'ACTIF** | **3 513 599** | **3 129 917** | **3 032 125** |

(a) Comptes 2006 et 2005 retraités suite à l'adoption de l'option pour la comptabilisation des écarts Actuariels des engagements de retraite en capitaux propres.

| En milliers d'euros | 31 décembre 2007 | 31 décembre 2006 (a) | 31 décembre 2005 (a) |
|---|---|---|---|
| Capital | 38 030 | 36 347 | 36 122 |
| Primes d'émission | 329 880 | 236 858 | 203 771 |
| Réserves consolidées | 1 565 991 | 1 332 544 | 1 133 089 |
| Actions propres | - 101 910 | - 71 502 | - 81 979 |
| Option d'achat OCEANE | 23 408 | 35 489 | 40 752 |
| Réserves de couverture et de réévaluation | - 4 717 | - 13 357 | - 13 512 |
| Différence de conversion | - 61 247 | - 4 399 | 63 266 |
| Résultat net part du groupe | 366 740 | 328 733 | 287 917 |
| **CAPITAUX PROPRES PART DU GROUPE** | **2 156 175** | **1 880 713** | **1 669 426** |
| Intérêts minoritaires | 12 090 | 11 032 | 7 000 |
| **TOTAL DES CAPITAUX PROPRES CONSOLIDES** | **2 168 265** | **1 891 745** | **1 676 426** |
| Provisions pour retraites | 106 890 | 116 245 | 108 263 |
| Dettes financières à long terme | 435 583 | 262 997 | 448 848 |
| Impôts différés passifs | 2 042 | 1 267 | 2 163 |
| Dettes d'exploitation non courantes | 1 750 | 198 | 631 |
| **PASSIFS NON COURANTS** | **546 265** | **380 707** | **559 905** |
| Provisions pour risques | 24 552 | 23 350 | 26 321 |
| Dettes financières à court terme | 31 990 | 187 011 | 156 222 |
| Avances et acomptes reçus des clients | 4 363 | 3 183 | 6 943 |
| Dettes d'exploitation courantes | 598 434 | 554 693 | 522 505 |
| Dettes d'impôt | 31 349 | 29 086 | 26 665 |
| Dettes diverses | 94 243 | 50 591 | 38 897 |
| Instruments financiers passif | 5 457 | 2 221 | 9 267 |
| Produits constatés d'avance | 8 681 | 7 330 | 8 974 |
| **PASSIFS COURANTS** | **799 069** | **857 465** | **795 794** |
| **TOTAL DU PASSIF** | **3 513 599** | **3 129 917** | **3 032 125** |

(a) Comptes 2006 et 2005 retraités suite à l'adoption de l'option pour la comptabilisation des écarts actuariels des engagements de retraite en capitaux propres.

| En milliers d' euros | 2007 | 2006 (a) | 2005(a) |
|---|---|---|---|
| **RESULTAT NET** | **370 870** | **331 605** | **289 847** |
| Résultats, nets des dividendes encaissés, des sociétés en équivalence | 14 667 | - 6 416 | 4 567 |
| Amortissements, provisions et autres charges calculées | 139 306 | 132 509 | 123 424 |
| **Résultat avant amortissements et équivalence** | **524 843** | **457 698** | **417 838** |
| Dotation (reprise) nette aux provisions pour risques et charges | 5 127 | 4 328 | - 2 249 |
| Résultat des cessions d'actifs | - 1 557 | 312 | 1 871 |
| **Capacité d'autofinancement après impôt et coût de l'endettement financier net** | **528 413** | **462 338** | **417 460** |
| Coût de l'endettement financier net | 3 008 | 10 134 | 9 028 |
| Charges d'impôts (y compris impôts différés) | 155 949 | 137 534 | 108 742 |
| **Capacité d'autofinancement avant impôt et coût de l'endettement financier net** | **687 370** | **610 006** | **535 230** |
| Impôts payés | - 157 034 | - 127 553 | - 132 067 |
| Intérêts financiers nets reçus (versés) | 6 364 | - 4 543 | - 1 272 |
| Variation du besoin en fonds de roulement | - 44 796 | - 26 849 | - 3 561 |
| **FLUX PROVENANT DES OPERATIONS** | **491 904** | **451 061** | **398 330** |
| Investissements industriels | - 227 701 | - 204 745 | - 181 341 |
| Prix d'acquisition de titres consolidés, net de la trésorerie acquise | - 136 435 | - 44 024 | - 106 737 |
| Acquisition de titres non consolidés | - 2 375 | - 2 135 | - 10 658 |
| Autres immobilisations financières | - 5 488 | - 4 829 | - 697 |
| Prix de cession de titres consolidés, net de la trésorerie cédée | 0 | - 116 | 0 |
| Cessions d'autres actifs financiers, d'actifs corporels et incorporels | 6 937 | 14 080 | 12 165 |
| **FLUX DE TRESORERIE NET AFFECTE AUX INVESTISSEMENTS** | **- 365 062** | **- 241 769** | **- 287 268** |
| Augmentation de capital | 40 200 | 33 312 | 31 883 |
| Rachat et revente d'actions propres | - 49 415 | 9 192 | - 60 158 |
| Dividendes versés aux actionnaires : | | | |
| - Aux actionnaires d'ESSILOR | - 113 043 | - 95 840 | - 77 300 |
| - Aux actionnaires minoritaires par les filiales intégrées | - 239 | - 381 | - 173 |
| Variation des emprunts hors dettes sur crédit-bail | 57 752 | - 138 426 | - 19 019 |
| Acquisition de placements de trésorerie (b) | 43 968 | - 75 147 | 0 |
| Remboursement des dettes de crédit-bail | - 2 769 | - 2 175 | - 8 067 |
| Autres mouvements | 1 152 | 2 464 | - 1 713 |
| **FLUX PROVENANT DES OPERATIONS DE FINANCEMENT** | **- 22 394** | **- 267 001** | **- 134 547** |
| **VARIATION DE LA TRESORERIE NETTE** | **104 448** | **- 57 709** | **- 23 485** |
| **Trésorerie au 1er janvier** | 569 873 | 631 100 | 651 573 |
| Ajustement IAS39 d'ouverture | | | 253 |
| Incidence des variations des taux de change | 2 843 | - 3 518 | 2 759 |
| **TRESORERIE FIN DE PERIODE** | **677 164** | **569 873** | **631 100** |
| Trésorerie et équivalents de trésorerie | 696 002 | 584 889 | 658 713 |
| Concours bancaires | - 18 838 | - 15 016 | - 27 613 |

(a) Comptes 2006 et 2005 retraités suite à l'adoption de l'option pour la comptabilisation des écarts actuariels des engagements de retraite en capitaux propres.
(b) OPCVM de trésorerie non considérés comme de l'équivalent de trésorerie, selon la norme IAS 7.

END